

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2014

Via E-mail
Samuel Masucci III
Chief Executive Officer
ETF Managers Capital LLC
35 Beechwood Road, Suite B
Summit, NJ 07901

     Re: ETF Managers Group Commodity Trust I
              Amendment No. 1 to Registration Statement on Form S-1
              Filed November 26, 2014
              File No. 333-199190

Dear Mr. Masucci:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page of Prospectus

1.   We note your revised disclosure on the cover page. Please disclose the initial price per share that will be paid by the initial Authorized Participant when known. In addition, please describe in greater detail the price per share that will be paid by Authorized Participants that purchase creation baskets in the future.

Commodity Trading Advisor, page 16

2.   We note your response to comment 8 of our letter dated November 3, 2014 in which you have revised your disclosure to state that the "accounts differ in that the Fund is rules-based to the Benchmark Portfolio…" Please briefly revise your disclosure under this heading to clarify what you mean by "rules-based."

The Fund's Service Providers, page 18

3.   We note your response to comment 2 of our letter dated November 3, 2014. Please disclose the material terms of the Trust Agreement. For example, please discuss the Sponsor's right to amend or supplement the Trust Agreement without the approval of Unitholders; also discuss the negative consent provision if there is no meeting and all votes or consents by solicited Unitholders will be deemed to have been cast or granted as requested in the notice of solicitation unless a Unitholder expresses written objection to the vote or consent and such vote or consent is received by the Trust. We may have further comment.

Related Party Transactions, page 21

4.   We note your revised disclosure in this subsection. Please also disclose any proposed related party transactions. See Item 404(a) of Regulation S-K.

Exhibits

5.   We note your response to comment 4 of our letter dated November 3, 2014 and the Form of Licensing and Services Agreement that was filed as Exhibit 10.3. We also note that the effective date of this agreement is November 2014.   If this agreement or other "form of" agreements filed as exhibits have already been entered into, please file executed copies of such agreements that include the exhibits to those agreements.

6.   Please include an updated auditor consent within your amended filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at 202-551-3856 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Barney Karol
ETF Managers Capital LLC
Via E-mail

W. Thomas Conner, Esq.
Reed Smith LLP
Via E-mail